

June 5, 2015

<u>Via E-mail</u>
Eric N. Vincent
Chairman and Chief Executive Officer
Electrum Special Acquisition Corporation
535 Madison Avenue, 11th Floor
New York, NY 10022

>   **Re: Electrum Special Acquisition Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 27, 2015**
>   **File No. 333-203599**

Dear Mr. Vincent:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2015 letter.

<u>Exhibits</u>

<u>Exhibit 23.1</u>

1.   It appears the audit report date of April 22, 2015 referenced here is inconsistent with the audit report date of May 26, 2015 disclosed in the audit report on page F-2 of the registration statement. Please advise your auditors to revise their consent accordingly.

        You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Angela Lumley, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link, at (202) 551-3356 with any other questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director

cc: Alan I. Annex, Esq.